UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(Cusip Number)

Chris Sidwell
c/o Meredith Corporation
1716 Locust Street

Des Moines, Iowa 50309

(515) 284-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1.	Names of Reporting Persons:
D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /x/
(b) / /

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
United States Citizen

		7.	Sole Voting Power:
61,884* shares of Common Stock and
Number of Shares			1,917,822 shares of Class B Common Stock

Beneficially		8.	Shared Voting Power:
Owned by			99,612 shares of Common Stock and
Each			1,172,082 shares of Class B Common Stock

Reporting		9.	Sole Dispositive Power:
Person			61,884 shares of Common Stock
With			1,917,822 shares of Class B Common Stock

		10.	Shared Dispositive Power:
99,612 shares of Common Stock
1,172,082 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
161,496 shares of Common Stock and 3,089,904 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
8.0% of shares of Common stock (assuming conversion of the Class B) and 44.0% shares of Class B Common Stock

14.	Type of Reporting Person (See Instructions)
IN

*Includes vested options for 53,600 shares of Common Stock.

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1.	Names of Reporting Persons:
Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /x/
(b) / /

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
United States Citizen

		7.	Sole Voting Power:
2,020,213 shares of Class B Common Stock
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			99,612 shares of Common Stock and
Each			1,172,082 shares of Class B Common Stock

Reporting		9.	Sole Dispositive Power:
Person			2,020,213 shares of Class B Common Stock
With

		10.	Shared Dispositive Power:
99,612 shares of Common Stock
1,172,082 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
99,612 shares of Common Stock and 3,192,295 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
8.1% of shares of Common Stock (assuming conversion of the Class B) and 45.4% shares of Class B Common Stock

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock

Item 4.	Purpose of the Transaction.

This Amendment is being filed to report the following transactions:

On September 7, 2015, Media General, Inc., a Virginia corporation (“Media General”), Montage New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of Media General (“New Holdco”), Montage Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), Montage Merger Sub 2, Inc., an Iowa corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 2”), and Meredith Corporation, an Iowa corporation (“Meredith”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub 1 will, upon the terms and subject to the conditions thereof, merge with and into Media General (the “Media General Merger”), with Media General surviving the Media General Merger, as a wholly owned subsidiary of New Holdco, and immediately following the consummation of the Media General Merger, Merger Sub 2 will merge with and into Meredith (the “Meredith Merger” and together with the Media General Merger, the “Mergers”), with Meredith surviving the Meredith Merger as a wholly owned subsidiary of New Holdco.

In the Media General Merger, each share of Media General voting common stock, or fraction thereof, issued and outstanding immediately prior to the Media General Merger will be converted into the right to receive one share of New Holdco voting common stock, or equal fraction thereof, and each share of Media General non-voting common stock, or fraction thereof, issued and outstanding immediately prior to the Media General Merger will be converted into the right to receive one share of New Holdco non-voting common stock, or equal fraction thereof, upon the terms and subject to the conditions set forth in the Merger Agreement.

In the Meredith Merger, each share of Meredith common stock and each share of Meredith Class B common stock issued and outstanding immediately prior to the Meredith Merger will be converted into the right to receive (i) $34.57 in cash without interest and (ii) 1.5214 shares of New Holdco voting common stock upon the terms and subject to the conditions set forth in the Merger Agreement (excluding shares of Meredith Class B common stock that are held by shareholders of Meredith, if any, who properly exercise their appraisal rights under Iowa law, if available).

The transaction has been approved by the Meredith Board and the Media General Board. The consummation of the Mergers is subject to the satisfaction or waiver of certain customary conditions, including, among others: (i) the receipt of approval from the Federal Communications Commission and the expiration or early termination of the waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of certain legal impediments to the consummation of the Mergers, (iii) the adoption of the agreement by the shareholders of Meredith, (iv) the approval by the shareholders of Media General and (v) certain customary third party consents.

In connection with entering into the Merger Agreement, Meredith, Media General, New Holdco and the Reporting Persons entered into a voting and support agreement (the “Meredith Support Agreement”). The Meredith Support Agreement generally requires that the Reporting Persons (i) vote their shares in favor of the adoption of the Merger Agreement and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement, (ii) vote their shares against any competing transactions and (iii) not transfer, except in compliance with the Meredith Support Agreement, any of their shares prior to the end of the termination of the Meredith Support Agreement and the date the transactions contemplated by the Merger Agreement are approved by the Meredith shareholders. The Meredith Support Agreement terminates upon the earlier to occur of (i) the effective time of the Meredith Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

Notwithstanding the generality of the foregoing, 600,000 shares of Meredith Class B common stock held by a charitable trust and 92,412 shares of Meredith common stock and 92,412 shares of Class B Meredith common stock held by a private foundation are reported as beneficially owned by the Reporting Persons with “shared” voting and dispositive power on this Schedule 13D/A, but such shares are not subject to the Meredith Support Agreement.

The foregoing description of the Meredith Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Meredith Support Agreement, a copy of which is attached as Exhibit 10.2 to Meredith’s Current Report on Form 8-K dated September 8, 2015, and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Voting and Support Agreement, dated as of September 7, 2015, by and among Meredith Corporation, Media General, Inc., Montage New Holdco, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to Meredith’s Current Report on Form 8-K dated September 8, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2015
/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier
/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV